1 NEWS RELEASE T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2015 RESULTS Assets Under Management Increase to $772.7 Billion BALTIMORE (April 22, 2015) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter of 2015 results, including net revenues of $1.0 billion, net income of $309.5 million, and diluted earnings per common share of $1.13. On a comparable basis, net revenues were $954.6 million, net income was $304.3 million, and diluted earnings per common share was $1.12 in the first quarter of 2014. Financial Highlights Quarter ended Percentage Change (in millions, exception per-share data) 3/31/2014 3/31/2015 Investment advisory fees $ 826.4 $ 896.5 8 % Net revenues $ 954.6 $ 1,027.0 8 % Operating expenses $ 505.5 $ 549.2 9 % Net operating income $ 449.1 $ 477.8 6 % Net non-operating investment income $ 42.1 $ 26.8 (36)% Net income $ 304.3 $ 309.5 2 % Diluted earnings per share $ 1.12 $ 1.13 1 % Average assets under management (in billions) $ 701.2 $ 759.0 8 % Assets under management at March 31, 2015 were $772.7 billion, an increase of $25.9 billion from the end of 2014, including market appreciation and income of $24.0 billion and net cash inflows of $1.9 billion, as detailed below. (in billions) Sponsored U.S. Mutual Funds Other Investment Portfolios Total Assets under management at December 31, 2014 $ 477.6 $ 269.2 $ 746.8 Net cash flows before client transfers 6.2 (4.3) 1.9 Client transfers from mutual funds to other portfolios (2.8) 2.8 — Net cash flows after client transfers 3.4 (1.5) 1.9 Net market appreciation and income 16.2 7.8 24.0 Change during the period 19.6 6.3 25.9 Assets under management at March 31, 2015 $ 497.2 $ 275.5 $ 772.7

2 The net cash inflows, after client transfers, into the mutual funds of $3.4 billion, include net inflows of $2.1 billion into the stock and blended asset funds and $1.6 billion into the fixed income funds. The money market funds had net outflows of $.3 billion. The net cash outflows from the other investment portfolios were largely concentrated among a small number of clients who redeemed from large-cap U.S. equity strategies. The firm's overall net cash flows include $7.5 billion that originated in the firm's target-date retirement strategies, which totaled $160.9 billion in assets under management at March 31, 2015. These target-date assets contribute to the $207 billion of assets under management in our asset allocation portfolios. T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of nearly $3.7 billion at March 31, 2015. On February 19, 2015, the Board of Directors declared a regular quarterly cash dividend of $.52 per share, which represents an 18% increase over the quarterly dividend rate in 2014. In addition, the Board declared a special cash dividend of $2.00 per share, aggregating $524 million. The firm also expended $113.6 million to repurchase 1.4 million shares of its common stock, and invested $41 million during the first quarter of 2015 in capitalized technology and facilities. Capital expenditures for the full year 2015 could be up to $175 million. Investment Performance For the three-year period ended March 31, 2015, 75% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis, 79% outperformed for the five-year period, 88% outperformed for the 10-year period, and 78% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 83% of the assets under management in the firm's rated funds. The performance of the firm's institutional strategies against their benchmarks was substantially similar. The firm's target-date retirement funds continue to deliver very attractive long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended March 31, 2015. Financial Results Investment advisory revenues earned in the first quarter of 2015 from the mutual funds were $645.9 million, an increase of $55.1 million, or 9%, from the comparable 2014 quarter. Average mutual fund assets under management in the first quarter of 2015 were $487.1 billion, an increase of 10% from the average in the first quarter of 2014.

3 Investment advisory revenues earned in the first quarter of 2015 from the other investment portfolios were $250.6 million, an increase of $15.0 million, or 6%, from the comparable 2014 quarter. Average assets under management in the first quarter of 2015 were $271.9 billion, an increase of 5%, from the average in the first quarter of 2014. Investors domiciled outside the United States accounted for about 5% of the firm's assets under management at March 31, 2015. Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the first quarter of 2015 were $13.7 million, compared with $14.3 million in the 2014 quarter. The firm expects that these fee waivers will continue for the remainder of the year. Operating expenses were $549.2 million in the first quarter of 2015, up $43.7 million from the comparable 2014 quarter. Compensation and related costs have increased $27.6 million from the first quarter of 2014, due primarily to higher salaries, benefits, and related employee costs from modest base salary increases at the beginning of the year and added headcount, and increases in the interim accrual for the year-end bonus compensation. The firm has increased its average staff size by 3.7% from the first quarter of 2014. At March 31, 2015, the firm employed 5,905 associates. Advertising and promotion costs were $25.3 million in the first quarter of 2015, an increase of $2.7 million from the comparable 2014 period. The increase in cost is primarily attributable to the creation and launch of a new advertising campaign. The firm currently expects advertising and promotion costs for the full- year 2015 could increase about 5% from 2014 levels. Occupancy and facility costs, together with depreciation and amortization expense, were $67.4 million in the first quarter of 2015, up $4.9 million compared to the first quarter of 2014. The increase is primarily attributable to the added costs to update and enhance technology capabilities, including related maintenance programs. Other operating expenses in the first quarter of 2015 were up $4.7 million from the comparable 2014 quarter, as increased business demands and the firm's continued investment in its operating capabilities have increased costs. These higher costs in the first quarter of 2015 include those related to the firm's defined contribution recordkeeping business, information and other third-party service costs, travel costs, and other general and administrative costs.

4 Net non-operating investment income in the first quarter of 2015 decreased $15.3 million from the 2014 quarter. The firm realized gains of $16.6 million from the sale of certain of our sponsored fund investments in the first quarter of 2015 compared with $32.0 million in the 2014 quarter. The firm's effective tax rate for the first quarter of 2015 is 38.7%. The firm currently estimates that its effective rate for the full-year 2015 will be about 38.8%. Management Commentary James A. C. Kennedy, the company’s chief executive officer and president, commented: “Growth in the U.S. economy slowed in the first quarter, impacted by such factors as the harsh winter weather, the strength of the U.S. dollar, and softening of spending in the energy industry. The corporate sector remains strong in terms of balance sheets and overall profitability, consumer confidence is reasonably constructive, and interest rates and inflationary pressure remain low. It is therefore reasonable to expect that the U.S. economy will continue to grow, albeit at a modest pace. Meanwhile, the global landscape remains uneven. The rising dollar, falling oil prices, and central bank actions to stimulate economic growth pose opportunities as well as challenges, as do the varying reform efforts around the globe. Japan has emerged from a brief recession and the climate in the Eurozone is improving. Growth in the emerging markets generally continues to decelerate and the variability in outlook by country remains high. “Against this backdrop, U.S. stocks posted modest gains for the quarter. Some indices reached all-time highs before retreating a bit by quarter end. U.S. bonds produced positive returns, led by high yield. In both local currency and dollar terms, equity markets in developed non-U.S. countries as well as many emerging market countries generally outperformed U.S. shares. The MSCI Japan Index was up 10%, the European Index was up 4%, and the Emerging Markets Index rose 2% in the first quarter. Returns of non-dollar denominated debt were hurt by the strong dollar. “Given that the U.S. has now entered its seventh year of an equity bull market, and given that valuations seem rather full, we continue to believe that investors should have modest performance expectations for U.S. equities. Performance in the fixed income markets will continue to be subject to the timing and extent of higher interest rates. “T. Rowe Price remains in a favorable long-term position. Our investment performance generally remains very strong, as does our client service. Over the last number of years we have been expanding our investment capabilities and number of portfolios available for clients. More recently we have also been

5 broadening our distribution reach. Our balance sheet and cash flow from operations remain very strong. In fact, as previously disclosed, we raised our annual dividend for the 29th straight year - this year by 18%. And we declared a $2.00 per share special dividend, payable tomorrow for stockholders of record on April 9, 2015. “We remain confident in our ability to perform for our clients, and add significant value for our shareholders over time.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2015 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at March 31, 2015. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, dividends, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2014 Form 10-K. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACT T. ROWE PRICE, PUBLIC RELATIONS Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Bill Benintende 410-345-3482 bill_benintende@troweprice.com Kylie Muratore 410-345-2533 kylie_muratore@troweprice.com

6 Unaudited Condensed Consolidated Statements of Income (in millions, except per share amounts) Quarter ended Revenues 3/31/2014 3/31/2015 Investment advisory fees $ 826.4 $ 896.5 Administrative fees 94.5 93.0 Distribution and servicing fees 33.7 37.5 Net revenues 954.6 1,027.0 Operating expenses Compensation and related costs 318.9 346.5 Advertising and promotion 22.6 25.3 Distribution and servicing costs 33.7 37.5 Depreciation and amortization of property and equipment 27.1 29.1 Occupancy and facility costs 35.4 38.3 Other operating expenses 67.8 72.5 Total operating expenses 505.5 549.2 Net operating income 449.1 477.8 Non-operating investment income 42.1 26.8 Income before income taxes 491.2 504.6 Provision for income taxes 186.9 195.1 Net income $ 304.3 $ 309.5 Net income allocated to common stockholders Quarter ended 3/31/2014 3/31/2015 Net income $ 304.3 $ 309.5 Less: net income allocated to outstanding restricted stock and stock unit holders (3.2) (8.4) Net income allocated to common stockholders $ 301.1 $ 301.1 Earnings per share on common stock Basic $ 1.16 $ 1.16 Diluted $ 1.12 $ 1.13 Weighted-average common shares Outstanding 260.4 258.7 Outstanding assuming dilution 268.6 265.7 Dividends declared per share, including a $2.00 per share special cash dividend declared to be paid on April 23, 2015 $ .44 $ 2.52

Investment Advisory Revenues (in millions)

	Quarter ended	
	3/31/2014	3/31/2015
Sponsored U.S. mutual funds		
Stock and blended asset	$ 497.3	$ 543.2
Bond and money market	93.5	102.7
	590.8	645.9
Other investment portfolios		
Stock and blended asset	196.9	213.0
Bond, money market, and stable value	38.7	37.6
	235.6	250.6
Total	$ 826.4	$ 896.5

Assets Under Management (in billions)

	Average during the quarter ended		As of	
	3/31/2014	3/31/2015	12/31/2014	3/31/2015
Sponsored U.S. mutual funds				
Stock and blended asset	$ 346.1	$ 381.5	$ 373.0	$ 390.3
Bond and money market	96.6	105.6	104.6	106.9
	442.7	487.1	477.6	497.2
Other investment portfolios				
Stock and blended asset	196.4	209.5	206.9	212.6
Bond, money market, and stable value	62.1	62.4	62.3	62.9
	258.5	271.9	269.2	275.5
Total	$ 701.2	$ 759.0	$ 746.8	$ 772.7

	As of	
	12/31/2014	3/31/2015
Stock and blended asset portfolios	$ 579.9	$ 602.9
Fixed income portfolios	166.9	169.8
Total	$ 746.8	$ 772.7

Condensed Consolidated Cash Flows Information (in millions)

	Quarter ended	
	3/31/2014	3/31/2015
Cash provided by operating activities, including $31.0 of stock-based compensation expense in 2015	$ 487.1	$ 543.8
Cash used in investing activities, including ($41.3) for additions to property and equipment in 2015	(29.8)	(34.1)
Cash used in financing activities, including common stock repurchases of ($113.6) and dividends paid of ($135.4) in 2015	(116.0)	(205.4)
Net change in cash during the period	$ 341.3	$ 304.3

Condensed Consolidated Balance Sheet Information (in millions)

	As of	
	12/31/2014	3/31/2015
Cash and cash equivalents	$ 1,506.1	$ 1,810.4
Accounts receivable and accrued revenue	442.8	447.3
Investments in sponsored funds	1,884.0	1,889.4
Other investments	408.3	419.5
Property and equipment, net	586.4	599.0
Goodwill	665.7	665.7
Other assets	151.1	130.7
Total assets	5,644.4	5,962.0
Total liabilities, including $524 million related to the special cash dividend in 2015	249.2	960.0
Stockholders' equity, 260.6 common shares outstanding in 2015, includes net unrealized holding gains of $168.7 in 2015	$ 5,395.2	$ 5,002.0

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